UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

New York & Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649295102

1.	Names of Reporting Persons Richard P. Crystal (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,269,904(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,269,904(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,269,904(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be twelve directors.

(2)  Includes 990,689 shares of common stock, as well as 1,264,215 shares of common stock currently issuable upon exercise of options and 15,000 shares of restricted stock.  Does not include shares owned by the Lara Crystal 2004 Trust, Jessica Crystal 2004 Trust,  Ian Crystal 2004 Trust, or Meredith Cohen 2004 Trust.

CUSIP No. 649295102

1.	Names of Reporting Persons Ronald W. Ristau (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,379,442(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,379,442(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,379,442(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be twelve directors.

(2) Includes 916,299 shares of common stock, as well as 455,643 shares of common stock issuable upon exercise of options and 7,500 shares of restricted stock. Does not include shares owned by the Ristau 2004 Family Trust and the Heady Creek Trust.

CUSIP No. 649295102

1.	Names of Reporting Persons Steven M. Newman (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 113,026(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 113,026(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,026(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be twelve directors.

(2)  Includes 113,026 shares of common stock.

CUSIP No. 649295102

1.	Names of Reporting Persons RISTAU 2004 FAMILY TRUST (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 43,726(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 43,726(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,726(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be twelve directors.

(2)  Includes 43,726 shares of common stock.

CUSIP No. 649295102

1.	Names of Reporting Persons HEADY CREEK TRUST (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 149,500(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 149,500(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,500(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be twelve directors.

(2)  Includes 149,500 shares of common stock.

This statement on Schedule 13G/A amends the joint Schedule 13G originally filed on February 11, 2005, as amended on February 13, 2006 and February 13, 2007.  BSMB/NYCG LLC, John D. Howard, Robert J. Luzzi, Charlotte L. Neuville, Lara Crystal 2004 Trust,  Jessica Crystal 2004 Trust, Ian Crystal 2004 Trust, Meredith Cohen 2004 Trust (collectively, the “Other SA Parties”) continue to be parties to a Stockholders Agreement, dated August 25, 2004, as amended from time to time, pursuant to which they have agreed to vote shares of the Issuer to cause the authorized number of directors to be twelve. With the exception of Mr. Luzzi, who no longer owns shares of the Issuer’s Stock, the Other SA Parties are not amending the information relating to their holdings on this Schedule 13G/A because they have not changed their holdings since they were last reported on Amendment No. 2 to this Schedule 13G.

Item 1.
	(a)	Name of Issuer New York & Company, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 450 West 33rd Street, 5th Floor New York, New York 10001

Item 2.
(a)

Name of Person Filing
This statement on Schedule 13G/A is being filed jointly by (1) Richard P. Crystal, (2) Ronald W. Ristau, (3) Steven M. Newman, (4) Ristau 2004 Family Trust and (5) Heady Creek Trust. The persons described in items (1) through (5) are referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence Each Reporting Person has its or his principal business office at: 450 West 33rd Street, 5th Floor New York, New York 10001
	(c)	Citizenship Richard P. Crystal, Ronald W. Ristau, and Steven M. Newman are citizens of the United States. Ristau 2004 Family Trust and Heady Creek Trust are trusts organized in the state of New York.
	(d)	Title of Class of Securities This Statement relates to shares of the common stock of the Issuer, par value $0.001 per share (the “Stock”).
	(e)	CUSIP Number 649295102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
The Reporting Persons along with the Other SA Parties beneficially own 36,018,637 shares of Stock of the Issuer in the aggregate, including restricted stock and options to purchase Stock of the Issuer.

(b)

Percent of class:
The Reporting Persons along with the Other SA Parties beneficially own approximately 59.0% of the outstanding shares of Stock of the Issuer in the aggregate, based upon 61,002,434 shares of Stock, including restricted stock and options to purchase Stock of the Issuer owned by the Reporting Persons and the Other SA Parties.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ Richard P. Crystal
Richard P. Crystal

/s/ Ronald W. Ristau
Ronald W. Ristau

/s/ Steven M. Newman
Steven M. Newman

RISTAU 2004 FAMILY TRUST
	By:	/s/ Nancy Nardi
Name: Nancy Nardi
Its: Trustee

HEADY CREEK TRUST
	By:	/s/ Nancy Nardi
Name: Nancy Nardi
Its: Trustee

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement